Exhibit (a)(1)(G)

January 28, 2005

Offer To Purchase 9.75% Series A

Convertible Preferred Stock

In Wyndham International, Inc

For a Price of $30 Per Share

Dear Shareholder:

Enclosed with this letter is an offer from Mercury Special Situations Fund LP and Equity Resource Dover Fund LP (collectively the “Purchaser”) to purchase all of the outstanding shares of 9.75% Series A Convertible preferred stock (“Series A Stock”) of Wyndham International, Inc. (“Wyndham”) for a price of $30.00 per share. The offer will expire on February 28, 2005. Shareholders who wish to tender their shares under the offer should complete and return the enclosed transfer paperwork before the expiration date. Directions for tendering your shares are provided in the offer.

FACTORS TO CONSIDER IN EVALUATING THIS OFFER

The Purchaser’s Offer is Higher than the Current Trading Price

The Purchaser’s offer of $30.00 per share is higher than the trading price for shares at the time that the offer was commenced. Wyndham’s Series A Stock (symbol: WYHMP) currently trades over the counter. As a general matter, over the counter stocks are thinly trade securities. Wyndham’s Series A Stock is no exception. Since the Purchaser’s offer is for all of the outstanding shares of Series A Stock, it provides far greater liquidity for shareholders than traditional trading methods have allowed. In determining its offer price, the Purchaser considered the current and recent trading prices, the volume of shares traded, the current and potential future value of shares, current and potential future dividends and the fact that shares are possibly long-term investments with limited exit opportunities. Given these factors, the Purchaser believes that the current offer price represents for Shareholders an attractive alternative to continued ownership. [See “THE OFFER-Section 6-Price Range of the Shares; Dividends on the Shares”].

The Purchaser is Seeking to Acquire All of Wyndham’s Outstanding Series A Stock

The Purchaser is offering to buy all of the outstanding shares of Wyndham’s 9.75% Series A Convertible Preferred Stock. The offer is not contingent on any minimum number of shares being tendered. The Purchaser’s acquisition of shares pursuant to the offer will reduce the number of holders of Series A Stock and reduce the number of shares of Series A Stock that might otherwise trade publicly. This could adversely affect the liquidity and market value of the remaining shares of Series A Stock not held by the Purchaser. Since the Purchaser is only seeking to purchase shares of Series A Stock, the offer should have no material impact on Wyndham’s operations. Wyndham has previously issued common shares of stock in its company, approximately 169,302,483 of which are currently outstanding.

Effects of a Sale of Your Shares

Shareholders who sell their shares will be giving up the opportunity to participate in any future potential benefits associated with the ownership of shares. According to Wyndham’s most recent quarterly report, dividends on the Series A Stock are currently payable in either cash or additional shares, with the method of payment determined by Wyndham’s board of directors. Wyndham, however, is prohibited under the terms of amendments to its senior credit facility and increasing rate loans facility from paying cash dividends on shares of the Series A Stock. As a result, Wyndham has been deferring and accruing the payment of the cash portion of the dividend and issuing additional Series A Stock to shareholders to satisfy the remaining portion of the dividend. The payment of dividends, whether in cash or in shares, including the payment of previously deferred dividends, are benefits that will pass to the Purchaser if you decide to sell your shares under the offer.

Wyndham Owns a Diversified Real Estate Portfolio

Wyndham International, a Delaware corporation, is a fully integrated and multi-branded hotel enterprise that operates primarily in the upper upscale and luxury hotel segments. As of September 30, 2004, Wyndham owned interests in 74 hotels with over 22,000 guestrooms and leased 5 hotels from third parties with over 900 guestrooms. Wyndham additionally managed 26 hotels for third party owners with over 7,500 guestrooms, franchised 48 hotels with over 9,700 guestrooms and has a strategic alliance with a third party for 6 hotels with over 1,900 guestrooms. How Wyndham’s current and future operations impact the value of its Series A Stock is difficult to predict. As a result, it is possible that the offer price of $30.00 per share is lower than the price shares will trade at in the future. No independent party has been retained by the Purchaser or by any other person to evaluate or render any opinion to shareholders with respect to the fairness of the offer price, and no representation is being made as to fairness or to other measures of value that may be relevant to shareholders. [See “THE OFFER-Section 12-Purpose of the Offer; Plans for Wyndham; Other Matters”]

The Purchaser Views Shares as Long-Term Investments with Limited Resale Potential

The Purchaser is offering to buy shares as part of its ongoing strategy of acquiring lightly traded securities that are invested in real estate. As discussed above, Wyndham’s 9.75% Series A Convertible preferred stock is an over-the-counter (OTC) stock. An OTC stock is a security not traded on an exchange, usually due to an inability to meet listing requirements. For OTC securities, brokers/dealers negotiate directly with one another over computer networks and by phone. As a result, opportunities to trade OTC stocks may be limited. The NASDAQ market is the main OTC system in America. Shares in securities like Wyndham’s Series A Stock that do not meet NASDAQ’s listing requirements trade separately, with their prices listed on “pink sheets” or the OTC Bulletin Board (you can find more information on the Series A Stock’s recent trading history in Section 6 of the enclosed offer or at www.pinksheets.com). Based on the Series A Stock’s limited trading activity as an OTC stock, the Purchaser feels that a long-term passive investment strategy is the most viable investment strategy with regard to the shares. Though it has no current plans to do so, depending on the outcome of this offer, the Purchaser may conduct future offers in furtherance of its investment strategy at prices that are the same or possibly different from the current offer price.

Please read the enclosed documents carefully. They contain important information regarding Wyndham, the Series A Stock, the Purchaser and the terms of the offer. For a copy of the offer or assistance in completing the transfer paperwork, please contact The Bank of New York, the depository for the offer at 781-843-1833 ext. 0. For all other questions, please contact Equity Resource Investments, the information agent for the offer at 617-876-4800 or by email at info@equityresources.com.

Sincerely,

Mercury Special Situations Fund LP

Equity Resource Dover Fund LP